SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049567 10 0

(CUSIP Number)

Thomas W. Reddoch, Chief Executive Officer

Atmospheric Glow Technologies, Inc.

924 Corridor Park Blvd.

Knoxville, Tennessee 37932-3723

(865) 777-3776

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 27, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP NO. 049567 10 0

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Patrick L. Martin N/A
(2)	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 25,728,916[1] (8) Shared Voting Power 4,055,395[2] (9) Sole Dispositive Power 25,728,916[1] (10) Shared Dispositive Power 4,055,395[2]

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 29,784,311
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
(13)	Percent of Class Represented by Amount in Row (11) 12.9%
(14)	Type of Reporting Person (See Instructions) IN

[1]	These shares with respect to which Mr. Martin has sole voting and dispositive power include: (i) 7,142,857 shares which Mr. Martin will receive if he exercises his options and (ii) 250,000 Common Shares which Mr. Martin will receive if he converts to Common Shares the 250,000 Class B Common Shares that he owns.

[2]	These shares with respect to which Mr. Martin shares voting and dispositive power include: (i) 1,000,000 shares which are owned by Mr. Martin’s wife, Deborah N. Martin; and (ii) 3,055,395 shares owned by LandOak Capital, LLC (which were received in a distribution in liquidation from TLC Rental and Leasing, LLC) of which Mr. Martin is a member of the Board of Governors and holds 50% interest.

Item 1.	Security and Issuer.

Common Shares

Atmospheric Glow Technologies, Inc.

(formerly Tice Technology, Inc.)

924 Corridor Park Blvd.

Knoxville, Tennessee 37932

Item 2.	Identity and Background.

(a)	Name:	Patrick L. Martin

(b)	Residence Address:	10267 Kingston Pike
Knoxville, Tennessee 37922660

(c)	Principal Occupation and Enterprise:	Certified Financial Planner
The Lanrick Group, Inc.
10267 Kingston Pike
Knoxville, Tennessee 37922

(d)	Criminal Convictions:	No criminal convictions in the last five years (excluding traffic violations or similar misdemeanors).

(e)	Securities Proceedings:	No judgment, decree or final order in the last five years enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship:	U.S.

Item 3.	Source and Amount of Funds or Other Consideration.

Effective July 27, 2004, in connection with the distribution in liquidation of AMBG Holdings, LLC, Mr. Martin received 145,190 Common Shares of Atmospheric Glow Technologies, Inc. (“AGT”) and, in connection with the distribution in liquidation of TLC Rental and Leasing, LLC, Mr. Martin received 88,536 Common Shares of AGT.

In connection with the distribution in liquidation of TLC Rental and Leasing, LLC, LandOak Capital, LLC received 3,055,395 Common Shares of AGT over which Mr. Martin, as a member of the Board of Governors, shares voting and dispositive power.

The Lanrick Group, Inc., wholly owned by Mr. Martin, received 20,000 Common Shares of AGT from another shareholder for $0.70 per share for investment purposes.

Item 4.	Purpose of Transaction.

Mr. Martin has acquired the securities he and The Lanrick Group, Inc. own for investment purposes (as has his wife). The securities over which Mr. Martin has shared voting and dispositive power (with the exception of the 1,000,000 shares held by his wife) were acquired in a distribution in liquidation by an entity (described above) partially owned and controlled by Mr. Martin. The entity and Mr. Martin are holding their securities for investment purposes.

Mr. Martin has the right to acquire 7,142,857 additional Common Shares through the exercise of options. Mr. Martin can also acquire 250,000 additional Common Shares by converting his 250,000 Class B Common Shares.

Mr. Martin has entered into a Voting Agreement with APH (which received 500,000 Class B Common Shares, 87,456,629 Common Shares and options to purchase an additional 1,363,636 Common Shares in connection with the transfer of its assets to AGT) effective March 1, 2004. Under the Voting Agreement, until March 1, 2007, Mr. Martin and APH agreed to vote their Class B Common Shares to cause to be elected to the Board of Directors of AGT the following number of designees of each of Mr. Martin and APH, depending upon the number of directors serving on the Board of Directors of AGT and the number of directors which the holders of Class B Common Shares are entitled to elect under the Certificate of Incorporation of AGT:

Number of Directors To Be Elected	Number of Directors To Be Elected by Class B Common Shares	Number of Directors To Be Designated By APH.	Number of Directors To Be Designated By Mr. Martin
8 or 9	6	5	1
7	5	4	1
6	4	3	1
4 or 5	3	2	1

In addition, APH has agreed that, during the three year period two of their designees will be Kimberly Kelly-Wintenberg and Thomas W. Reddoch so long as such persons are willing and able to do so.

After March 1, 2007, Mr. Martin and APH agreed to vote their Class B Common Shares to cause to be elected to the Board of Directors of AGT the following number of designees of each of Mr. Martin and APH, depending upon the number of directors serving on the Board of Directors of AGT and the number of directors which the holders of Class B Common Shares are entitled to elect under the Certificate of Incorporation of AGT:

Number of Directors To Be Elected	Number of Directors To Be Elected by Class B Common Shares	Number of Directors To Be Designated By APH	Number of Directors To Be Designated By Mr. Martin
8 or 9	6	4	2
7	5	3	2
6	4	3	1
4 or 5	3	2	1

Item 5.	Interest in Securities of the Issuer.

The amount of shares beneficially owned by the undersigned on the date hereof is as follows:

		Aggregate Number	Percent of Class
(a)	Beneficially Owned	29,784,311	12.9%

(b)	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	25,728,916 4,055,395 25,728,916 4,055,395	11.1 1.8 11.1 1.8	% % % %

(c)	Effective July 27, 2004, Mr. Martin received 145,190 Common Shares of AGT in a distribution in liquidation of AMBG Holdings, LLC which had received the shares in connection with a sale of its assets in 2001. Also effective July 27, 2004, Mr. Martin received 88,536 Common Shares of AGT in a distribution in liquidation of TLC Rental and Leasing, LLC which had received the shares in connection with a sale of its assets in 2001.

Effective July 27, 2004, LandOak Capital, LLC, of which Mr. Martin is a member of the Board of Governors and a 50% owner received 3,055,395 Common Shares of AGT in a distribution in liquidation of TLC Rental and Leasing, LLC which had received the shares in connection with a sale of the assets in 2001.

In April of 2001, The Lanrick Group, Inc., wholly owned by Mr. Martin, paid $0.70 per share for 20,000 Common Shares of AGT which were purchased for investment purposes. The certificate however was not retitled until October 2004.

(d)	Michael A. Atkins is the other owner and member of the Board of Governors of LandOak Capital, LLC which owns 3,055,395 of the Common Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described above, Mr. Martin has options to purchase at $0.07 per share up to 7,142,857 Common Shares of AGT for three years beginning on February 29, 2004.

Item 7.	Material to be Filed as Exhibits.

Option Agreement between Atmospheric Glow Technologies, Inc. and Patrick L. Martin previously filed with Amendment No. 1.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2005	/s/ PATRICK L. MARTIN
Patrick L. Martin